QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

Statement of Computation of Ratios of Earnings to Combined Fixed Charges and
Preferred Stock Dividends

	STAG Industrial, Inc.				Predecessor
	Three Months Ended March 31, 2012		Period April 20, 2011 to December 31, 2011		Period January 1, 2011 to April 19, 2011		Year Ended December 31, 2010		Year Ended December 31, 2009		Year Ended December 31, 2008		Year Ended December 31, 2007(1)
Fixed Charges
Interest expense	$4,172		$12,289		$4,136		$14,116		$14,328		$15,058		$7,861
Interest within rental expense	31		92		—		—		—		—		—

Fixed charges	4,203		12,381		4,136		14,116		14,328		15,058		7,861
Earnings
Net loss from continuing operations	(1,361)		(9,279)		(54)		(2,697)		(5,642)		(7,683)		(1,923)
Fixed Charges	4,203		12,381		4,136		14,116		14,328		15,058		7,861

Earnings	2,842		3,102		4,082		11,419		8,686		7,375		5,938
Add: Depreciation and amortization	8,860		22,733		2,437		9,297		10,007		11,858		4,625
Less: Straight line rental revenue adjustment, net	(690)		(1,036)		(16)		(641)		(818)		(1,187)		(415)
Add: Above/(Below) market lease amortization	1,168		2,776		(2)		(175)		2		(845)		(93)
Add: Noncash compensation	492		693		—		—		—		—		—
Add: (Gain) loss on interest rate swaps	(215)		(2,179)		(762)		282		1,720		1,275		—

Adjusted Earnings	$12,457		$26,089		$5,739		$20,182		$19,597		$18,476		$10,055
Preferred Dividends
Series A Preferred Dividends	1,553		$1,018		—		—		—		—		—
Ratio of earnings to fixed charges	0.68	x	0.25	x	0.99	x	0.81	x	0.61	x	0.49	x	0.76	x
Ratio of earnings to combined fixed charges and preferred dividends	0.49	x	0.23	x	0.99	x	0.81	x	0.61	x	0.49	x	0.76	x
Ratio of Adjusted Earnings to Fixed Charges(2)	2.96	x	2.11	x	1.39	x	1.43	x	1.37	x	1.23	x	1.28	x
Ratio of Adjusted Earnings to Combined Fixed Charges and Preferred Dividends(2)	2.16	x	1.95	x	1.39	x	1.43	x	1.37	x	1.23	x	1.28	x

(1)
Certain properties included as part of STAG Predecessor Group were owned by a related party (the "Antecedent") for the period from August 11, 2006 through May 31, 2007 and were acquired by STAG Investments III, LLC, STAG Predecessor Group's parent entity, on June 1, 2007, its commencement of operations. We have prepared the results of operations for the year ended December 31, 2007 by combining amounts for 2007 obtained by adding the audited operating results for each of the Antecedent for the period of January 1, 2007 to May 31, 2007 and STAG Predecessor Group for the period of June 1, 2007 to December 31, 2007 (since the difference in basis between the Antecedent and STAG Predecessor Group were not materially different and the entities were under common management). Although this combined presentation does not comply with GAAP, we believe it provides a meaningful method of comparison.

(2)
"Adjusted earnings" consist of earnings excluding depreciation and amortization, straight line rental revenue adjustments, above (below) market lease amortization, amortization of noncash compensation, and gain (loss) on interest rate swaps. Earnings, fixed charges and preferred dividends are calculated in the same manner as they are for the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred dividends. We believe that the ratios of adjusted earnings to fixed charges and combined fixed charges and preferred dividends are useful supplemental information regarding our ability to cover our fixed charges and preferred dividends.

QuickLinks

  Exhibit 12.1
Statement of Computation of Ratios of Earnings to Combined Fixed Charges and Preferred Stock Dividends